# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: MSP Recovery, Inc., CIK 0001802450
CUSIP: 5537455308
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 3150 SW 38TH AVENUE, SUITE 1100, MIAMI, Florida (FL), 33146
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001578745

## Reporting persons
- Virage Capital Management LP: type of reporting person: partnership (PN); citizenship or place of organization: Texas (TX); does not affirm membership in a group (box b); sole voting power 0; shared voting power 240,143; sole dispositive power 0; shared dispositive power 240,143; aggregate amount beneficially owned 240,143 (9.9% of the class)
  Comment: (1) Includes (i) 1,260 shares of Class A Common Stock, par value $0.0001 per share ("Class A Common Stock") directly owned by Virage Recovery Master LP, (ii) 20,005 shares of Class A Common Stock owned by Virage Recovery Participation LP and (iii) 218,878 shares of Class A Common Stock underlying warrants and Up-C Units. Excludes 9,751,335 shares of Class A Common Stock underlying warrants and Up-C Units, the exchange and exercise of which are subject to 9.99% beneficial ownership limitations. As the investment manager of Virage Recovery Master LP and Virage Recovery Participation LP, Virage Capital Management LP may be deemed to indirectly beneficially own such securities.
  (2) Based on 2,184,958 shares of Class A Common Stock of MSP Recovery, Inc. (the "Issuer") outstanding as of December 31, 2024, as provided by MSP Recovery.
- Edward Ondarza: type of reporting person: individual (IN); citizenship or place of organization: Texas (TX); does not affirm membership in a group (box b); sole voting power 0; shared voting power 240,143; sole dispositive power 0; shared dispositive power 240,143; aggregate amount beneficially owned 240,143 (9.9% of the class)
  Comment: Includes (i) 1,260 shares of Class A Common Stock directly owned by Virage Recovery Master LP, (ii) 20,005 shares of Class A Common Stock owned by Virage Recovery Participation LP and (iii) 218,878 shares of Class A Common Stock underlying warrants and Up-C Units. Excludes 9,751,335 shares of Class A Common Stock underlying warrants and Up-C Units, the exchange and exercise of which are subject to 9.99% beneficial ownership limitations. As the sole manager of the general partner of Virage Capital Management LP, Edward Ondarza may be deemed to indirectly beneficially own such securities.

## Item 1. Issuer
Name of issuer: MSP Recovery, Inc.
Address of issuer's principal executive offices: 3150 SW 38TH AVENUE, SUITE 1100, MIAMI, FLORIDA, 33146.

## Item 2. Person Filing
Name of person filing: Virage Capital Management LP and Edward Ondarza (each a "Reporting Person" and together, the "Reporting Persons").
Address of principal business office or, if none, residence: 1700 Post Oak Boulevard 2 BLVD Place, Suite 300, Houston, Texas 77056
Citizenship: Virage Capital Management LP is a limited partnership incorporated under the laws of State of Texas and Edward Ondarza is an individual (each a "Reporting Person" and together, the "Reporting Persons").

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 240143
Percent of class: 9.99
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 240143
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 240143

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Virage Capital Management LP: /s/ Edward Ondarza, Virage LLC, its general partner, Edward Ondarza, Manager (02/13/2025)
- Edward Ondarza: /s/ Edward Ondarza, Edward Ondarza, in his individual capacity (02/13/2025)